EXHIBIT 99.1

Unaudited Pro Forma Combined Condensed Statement of Earnings

The following unaudited pro forma combined condensed statement of earnings gives effect to ConAgra Foods, Inc.’s (“ConAgra Foods” or the “company”) sale of a controlling interest in its fresh beef and pork operations to Swift Foods Company, a joint venture led by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.), on September 19, 2002, after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited pro forma combined condensed statement of earnings is derived from the company’s historical consolidated statement of earnings.  The unaudited pro forma combined condensed statement of earnings gives effect to the sale as if it had occurred at the beginning of the 52-week period ending May 26, 2002, and includes deal-related transaction expenses (including post-closing settlement costs) of approximately $37 million.

The unaudited pro forma combined condensed statement of earnings is presented for illustrative purposes only and does not purport to be indicative of the operating results that would have actually occurred if the sale had been in effect on the dates indicated, nor is it necessarily indicative of future operating results of the company.  The unaudited pro forma combined condensed statement of earnings should be read in conjunction with the condensed consolidated financial statements and related notes included in the company’s annual report on Form 10-K for fiscal 2003.

Exhibit 99.1 (continued)

CONAGRA FOODS, INC.

Pro Forma Combined Condensed Statement of Earnings

For the fiscal year ended May 25, 2003

(Unaudited)

(Amounts in Millions, Except Per Share Data)

			Pro Forma
	ConAgra Foods Historical (1)	Elimination of Businesses Sold (2)	Adjustments (3)	As Adjusted(4)
Net sales	$19,839.2	$(2,457.8)	$—	$17,381.4

Costs and expenses:
Cost of goods sold	16,016.3	(2,375.6)	—	13,640.7
Selling, general and administrative expenses	2,308.4	(32.9)	—	2,275.5
Interest expense	276.3	—	(17.0)	259.3
	18,601.0	(2,408.5)	(17.0)	16,175.5

Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of changes in accounting	1,238.2	(49.3)	17.0	1,205.9

Equity method investment earnings	37.9	—	5.8	43.7

Income taxes	436.0	(17.2)	6.5	425.3

Income from continuing operations, before cumulative effect of change in accounting	840.1	(32.1)	16.3	824.3

Loss from discontinued operations, net of tax	(69.2)	—	—	(69.2)

Income before cumulative effect of change in accounting	770.9	(32.1)	16.3	755.1

Cumulative effect of change in accounting	3.9	—	—	3.9

Net income	$774.8	$(32.1)	$16.3	$759.0

Earnings per share – basic:	$1.47			$1.44

Earnings per share – diluted:	$1.46			$1.43

See notes to unaudited pro forma combined condensed statement of earnings.

Exhibit 99.1 (continued)

CONAGRA FOODS, INC.

Notes to Unaudited Pro Forma Combined Condensed Statement of Earnings

(Amounts in Millions, Except Per Share Data)

On September 19, 2002, ConAgra Foods, Inc. sold a controlling interest in its fresh beef and pork businesses to Swift Foods Company (“Swift”), a venture controlled by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.).  The aggregate consideration received by ConAgra Foods at September 19, 2002 was equal to the adjusted net book value of the businesses sold and consisted of approximately $768 million in cash, a $147 million equity interest in Swift, $180 million in promissory notes from subsidiaries of Swift, and $262 million in advances to the domestic cattle feeding business under a $350 million credit line.  As part of the transaction, ConAgra Foods, Inc. also purchased $150 million senior subordinated notes from a subsidiary of Swift, effectively reducing the amount of cash received by ConAgra Foods, Inc.  The unaudited pro forma combined condensed statement of earnings is based on the following:

1.                                       The historical consolidated statement of earnings of ConAgra Foods, Inc. for the fiscal year ended May 25, 2003.

2.                                       The elimination of the operating results of the businesses sold.

3.                                       The unaudited pro forma statement of earnings adjustments reflecting:

a.               The company’s equity in earnings of $5.8 million for the venture’s operations based on its 45% ownership interest.

b.              A reduction in net interest expense relating to (i) the assumed repayment of short-term borrowing with the cash proceeds received in the transaction at the company’s weighted average short-term interest rate of 1.9%, (ii) interest income on the $180 million of 8% promissory notes, (iii) interest income on the $150 million 12.5% senior subordinated note and (iv) net interest income on the domestic cattle feeding credit line as follows:

Reduction in interest expense	$3.8
Increase in interest income:
Promissory notes	4.6
Senior subordinated notes	5.9
Cattle feeding credit line	2.7
$17.0

c.               The tax effects of the taxable adjustments at an estimated effective tax rate of 38%.

4.                                       The unaudited pro forma combined condensed financial statements include deal-related transaction expenses (including post-closing settlement costs) of approximately $37 million.

Exhibit 99.1 (continued)

CONAGRA FOODS, INC.

Notes to Unaudited Pro Forma Combined Condensed Statement of Earnings

(Amounts in Millions, Except Per Share Data)

5.                                       The pro forma ratio of earnings to fixed charges for the fiscal year ended May 25, 2003 is as follows:

Fixed Charges as Defined:
Interest expense	$324.1
Capitalized interest	3.5
Interest in cost of goods sold	15.2
Preferred distributions of subsidiary	8.8
Interest component of non-cancelable lease rent	38.5
Total fixed charges (A)	$390.1

Earnings as Defined:
Pretax income	$1,222.7
Add fixed charges	390.1
Less capitalized interest	(3.5)
Earnings and fixed charges (B)	$1,609.3

Ratio of earnings to fixed charges (B/A)	4.1